UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Omni Medical Holdings, Inc.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE.
                         (Title of Class of Securities)

                                  68214H101
                                (CUSIP Number)

                                 Doug Davis
                     2120 West Littleton Boulevard, Suite 100
                             Littleton, CO 80120
                                (303) 703-4507
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                               March 1, 2005
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                                  SCHEDULE 13D


                              CUSIP NO. 68214H101

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Doug Davis
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) X
            (b)
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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Stock Exchange)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.    SOLE VOTING POWER                 0


8.    SHARED VOTING POWER               5,960,876


9.    SOLE DISPOSITIVE POWER            0



10.   SHARED DISPOSITIVE POWER          5,960,876

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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            5,960,876

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.9%

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      14.   TYPE OF REPORTING PERSON

            IN and OO
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                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     Common stock of Omni Medical Holdings, Inc., 1107 Mount Rushmore Road, Suite 2, Rapid City, SD 57701.

ITEM  2.  IDENTITY AND BACKGROUND.
JTA Group, 2120 West Littleton Boulevard, Suite 100, Littleton, Colorado 80120; Debra Contillo-Davis, Justin Davis, La Tessa Davis, Anthony Davis, all at the same address.

(d)  None.

(e)  None.

(f)  United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Private funds.

ITEM  4.  PURPOSE OF TRANSACTION.

     None.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 5,960,876- 12.9 percent. Common stock- Doug Davis 2,086,307 shares; Debra Contillo-Davis 2,086,307 shares; Justin Davis 596,088 shares; La Tessa Davis 596,087 shares; Anthony Davis 596,087 shares.

(b) 5,960,876- 12.9 percent. Common stock- Doug Davis 2,086,307 shares; Debra Contillo-Davis 2,086,307 shares; Justin Davis 596,088 shares; La Tessa Davis 596,087 shares; Anthony Davis 596,087 shares; must be unanimous.

(c)  None.

(d)  None.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None other than ownership.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 04/04/05

/s/ Douglas P. Davis
---------------------
Douglas P. Davis
President and Managing Member